UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    Form N-8F
                      Application pursuant to Section 8(f)
                  of the Investment Company Act of 1940 ("Act")
                            and Rule 8f-1 thereunder
                        for Order Declaring that Company
                     Has Ceased to be an Investment Company.

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister:

         [X] Merger
         [ ] Liquidation
         [ ] Abandonment of Registration
             (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ] Election of status as a Business Development Company
             (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         Merrill Lynch Utility Income Fund, Inc.

3.       Securities and Exchange Commission File No.:

         811-7071

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]   Initial Application              [ ]    Amendment

5.       Address of Principal Executive Office:

         800 Scudders Mill Road
         Plainsboro, NJ  08536

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

         Byron H. Spivack, Esq.
         Shearman & Sterling
         599 Lexington Avenue
         New York, New York  10022-6069

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         Tel:  (212) 848-7194

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

         The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant's Investment Adviser and its Transfer Agent:



         Applicant's Investment Adviser:           Transfer Agent:

         Merrill Lynch Investment Managers, L.P.   Financial Data Services, Inc.
         800 Scudders Mill Road                    4800 Deer Lake Drive East
         Plainsboro, NJ  08536                     Jacksonville, FL  32246-6484
         Tel:  (609) 282-2800                      Tel:  (904) 218-0000

8.       Classification of fund:

         [X]   Management Company
         [ ]   Unit investment trust
         [ ]   Face-amount certificate company

9.       Subclassification if the fund is a management company:

         [X]   Open-end     [ ]   Closed-end

10.      State law under which the fund was organized or formed:

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Adviser:

         Merrill Lynch Investment Managers, L.P.
         (formerly, Merrill Lynch Asset Management, L.P.)
         800 Scudders Mill Road
         Plainsboro, New Jersey 08536

         Sub-Adviser:

         Merrill Lynch Asset Management, U.K. Limited
         33 King William Street
         London EC4R 9AS, England


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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         FAM Distributors, Inc.
         (formerly, Princeton Funds Distributor,
         Inc. and Merrill Lynch Funds Distributor, a division of Princeton Funds Distributor, Inc.) ("FAMD")
         P.O. Box 9081
         Princeton, New Jersey  08543-9081

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

             Not applicable.

         (b) Trustee's name(s) and address(es):

             Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [ ]   Yes          [X]   No

         If Yes, for each UIT state:

         Name(s):

         File No.:  811-
                         -------

         Business Address:

15.      (a)   Did the fund obtain approval from the board of directors
               concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]   Yes          [ ]   No

         If Yes, state the date on which the board vote took place:

               March 31, 2000

               If  No, explain:


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         (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]   Yes          [ ]   No

               If Yes, state the date on which the shareholder vote took place:

               July 25, 2000

               If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]   Yes          [ ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions:

               August 16, 2000 - Payment of a dividend to shareholders to distribute all remaining undistributed investment company taxable income and net capital gains, if any, not previously disbursed to the shareholders.

               August 21, 2000 - Distribution of shares which were received from Merrill Lynch Global Utility Fund, Inc. (now known as Merrill Lynch Utilities & Telecommunications Fund, Inc. ("Utilities & Telecommunications Fund")) in return for the sale of substantially all of Applicant's assets.

         (b)   Were the distributions made on the basis of net assets?

               [X]   Yes          [ ]   No

         (c)   Were the distributions made pro rata based on share ownership?

               [X]   Yes          [ ]   No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)   Liquidations only:

               Not applicable.

               Were any distributions to shareholders made in kind?


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               [ ]   Yes          [X]   No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Not applicable.

         Has the fund issued senior securities?

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]   Yes          [ ]   No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]   Yes          [X]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?

         [ ]   Yes          [X]   No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)   Why has the fund retained the remaining assets?

         (c)   Will the remaining assets be invested in securities?

               [ ]   Yes          [ ]   No


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21.      Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]   Yes          [X]   No

         If Yes,

         (a)   Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)   List the expenses incurred in connection with the Merger or
               Liquidation:

               (i)    Legal expenses:       $  86,714.85
                                            ------------

               (ii)   Accounting expenses:  $  17,500.00
                                            ------------

               (iii)  Other expenses (list and identify separately):

                            Printing:       $  33,089.42
                                            ------------
                            Mailing:        $  15,671.32
                                            ------------
                            Other:          $  16,340.00
                                            ------------

               (iv)   Total expenses (sum of lines (i)-(iii) above): $169,315.59
                                                                     -----------

         (b)   How were those expenses allocated?

               Expenses attributable to the Fund were allocated to the Fund ($75,948.74); expenses attributable to Utilities and Telecommunications Fund were paid by MLIM ($93,366.85)

         (c)   Who paid those expenses?

               Fund paid expenses allocated to it; MLIM paid expenses allocated to Utilities & Telecommunications Fund.

         (d)   How did the fund pay for unamortized expenses (if any)?

               Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?


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         [ ]   Yes          [X]   No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]   Yes          [X]   No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]   Yes          [X]   No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a)   State the name of the fund surviving the Merger:

               Merrill Lynch Utilities & Telecommunications Fund, Inc. (formerly, Merrill Lynch Global Utility Fund, Inc.)

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-6180

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               Agreement and Plan of Reorganization filed as an exhibit to Utilities & Telecommunications Fund's Registration Statement:

               Form:           N-14
               File No:        333-34838
               Filing Date:    May 24, 2000

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:

               Not applicable.


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                                  VERIFICATION


The undersigned states that:


(i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Merrill Lynch Utility Income Fund, Inc.,

(ii) he is the Vice President and Treasurer of Merrill Lynch Utility Income Fund, Inc., and

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


 /s/ Donald C. Burke                                 February 28, 2002
-------------------------                            ---------------------------
Donald C. Burke                                      Date
Vice President and Treasurer


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